UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934
                            (Amendment No. ___)*


                     America Online Latin America, Inc.
                    ------------------------------------
                              (Name of Issuer)


              Class A Common Stock, par value $0.01 per share
          --------------------------------------------------------
                      (Title of Class and Securities)

                                 02365B100
                -------------------------------------------
                               (CUSIP Number)

                           Alfredo Egydio Setubal
                              Banco Itau, S.A.
                        Rua Boa Vista, 185 - 8o  andar
                       01014-913 Sao Paulo-SP, Brazil
                               55-11-237-3002

                                  Copy to:
                              Paul T. Schnell
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                             New York, NY 10036
                               (212) 735-3000
        ------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                              August 11, 2000
        ------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or


  240.13d-1(g), check the following box.  [  ]

  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                SCHEDULE 13D

     CUSIP No.02365B100                                     Page 2 of 28
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

          Banco Itau, S.A.
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          WC
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Federative Republic of Brazil
     --------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                     0 (See Item 5)
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     31,700,000 (See Item 5)
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                       0 (See Item 5)
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                        31,700,000 (See Item 5)
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          31,700,000  (See Item 5)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES
                             (X)
     ------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          36.7% (See Item 5)
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          BK and CO

   -------------------------------------------------------------------


                                SCHEDULE 13D

     CUSIP No.02365B100                                     Page 3 of 28
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Itau Bank, Ltd.

     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (x)
     -----------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          WC
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Cayman Islands
     ---------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                     0 (See Item 5)
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     7,925,000 (See Item 5)
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      0 (See Item 5)
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                        7,925,000 (See Item 5)
     -------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,925,000 (See Item 5)

     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES
                             (X)
     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          9.2% (See Item 5)
     -------------------------------------------------------------------

     14.  TYPE OF REPORTING PERSON
          BK and CO
     -------------------------------------------------------------------


                                SCHEDULE 13D

     CUSIP No.02365B100                                     Page 4 of 28
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Itausa - Investimentos Itau. S.A.
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          WC
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Federative Republic of Brazil
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    0 (See Item 5)
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     31,700,000 (See Item 5)
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      0 (See Item 5)
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                        31,700,000 (See Item 5)
     -------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,700,000 (See Item 5)

     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                        (  )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          36.7% (See Item 5)
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          HC
     -------------------------------------------------------------------


                                SCHEDULE 13D
     CUSIP No.02365B100                                     Page 5 of 28
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Companhia ESA
  -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (x)
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          WC
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Federative Republic of Brazil
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                      0 (See Item 5)
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                      31,700,000 (See Item 5)
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        0 (See Item 5)
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                         31,700,000 (See Item 5)
     -------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,700,000 (See Item 5)

     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES
                             (X)
     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          36.7% (See Item 5)
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          HC
     -------------------------------------------------------------------


                                SCHEDULE 13D

     CUSIP No.02365B100                                     Page 6 of 28
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Roberto Egydio Setubal
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*
          00
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )
     -------------------------------------------------------------------

     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Federative Republic of Brazil
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    60,000 (See Item 5)
            SHARES
                                   -------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     0 (See Item 5)
             EACH
                                   -------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      60,000 (See Item 5)
             WITH
                                   -------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                        0 (See Item 5)
     -------------------------------------------------------------------
     11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 60,000 (See Item 5)

     -----------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES
                             (X)
     -----------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0.1% (See Item 5)
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IN
     -------------------------------------------------------------------


                                SCHEDULE 13D

     CUSIP No.02365B100                                     Page 7 of 28
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Olavo Egydio Setubal
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*

     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Federative Republic of Brazil
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    0 (See Item 5)
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     0 (See Item 5)
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      0 (See Item 5)
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                        0 (See Item 5)
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0 (See Item 5)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES
                             (X)
     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0% (See Item 5)
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IN
     -------------------------------------------------------------------


                                SCHEDULE 13D

     CUSIP No.02365B100                                     Page 8 of 28
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Maria De Lourdes Egydio Villela
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     ------------------------------------------------------------------
     4.   SOURCE OF FUNDS*

     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

    --------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    0 (See Item 5)
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     0 (See Item 5)
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      0 (See Item 5)
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                        0 (See Item 5)
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0 (See Item 5)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES
                             (X)
     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0%(See Item 5)
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IN
     -------------------------------------------------------------------


                                SCHEDULE 13D

     CUSIP No.02365B100                                     Page 9 of 28
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Alfredo Egydio Arruda Villela Filho
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*

     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Federative Republic of Brazil
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    0 (See Item 5)
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     0 (See Item 5)
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      0 (See Item 5)
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                        0 (See Item 5)
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0 (See Item 5)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES
                             (X)
     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0% (See Item 5)
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IN
     -------------------------------------------------------------------


                                SCHEDULE 13D

     CUSIP No.02365B100                                    Page 10 of 28
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Ana Lucia De Mattos Barretto Villela
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*

     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Federative Republic of Brazil
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    0 (See Item 5)
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     0 (See Item 5)
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      0 (See Item 5)
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                        0 (See Item 5)
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0 (See Item 5)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES
                             (X)
     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0%(See Item 5)
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IN
     -------------------------------------------------------------------


                                SCHEDULE 13D

     CUSIP No.02365B100                                    Page 11 of 28
     -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Eudoro Libanio Villela
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  ( )
                                                           (b)  (x)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS*

     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          Federative Republic of Brazil
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                    0 (See Item 5)
            SHARES                 _____________________________________
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                     0 (See Item 5)
             EACH                  _____________________________________
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                      0 (See Item 5)
             WITH                  _____________________________________
                                   10.  SHARED DISPOSITIVE POWER
                                        0 (See Item 5)
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          0 (See Item 5)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES
                             (X)
     --------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
          0% (See Item 5)
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IN


                                SCHEDULE 13D

     CUSIP No.02365B100                                   Page 12 of 28
     ------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS

          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Maria De Lourdes Arruda Villela
     -------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (x)
   -------------------------------------------------------------------
   3.   SEC USE ONLY

   -------------------------------------------------------------------
   4.   SOURCE OF FUNDS*

   -------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   -------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        Federative Republic of Brazil
   -------------------------------------------------------------------
                                 7.   SOLE VOTING POWER
         NUMBER OF                    0 (See Item 5)
          SHARES                 _____________________________________
       BENEFICIALLY              8.   SHARED VOTING POWER
         OWNED BY                     0 (See Item 5)
           EACH                  _____________________________________
         REPORTING               9.   SOLE DISPOSITIVE POWER
          PERSON                      0 (See Item 5)
           WITH                  _____________________________________
                                 10.  SHARED DISPOSITIVE POWER
                                      0 (See Item 5)
   -------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0 (See Item 5)
   ------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES
                 (X)
   ------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0% (See Item 5)
   ------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        IN
   ------------------------------------------------------------------


                                SCHEDULE 13D

   CUSIP No.02365B100                                    Page 13 of 28
   -------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
          Ricardo Villela Marino
     -------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (x)
   -------------------------------------------------------------------
   3.   SEC USE ONLY

   -------------------------------------------------------------------
   4.   SOURCE OF FUNDS*

   -------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   -------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        Federative Republic of Brazil
   -------------------------------------------------------------------
                                 7.   SOLE VOTING POWER
         NUMBER OF                    0 (See Item 5)
          SHARES                 _____________________________________
       BENEFICIALLY              8.   SHARED VOTING POWER
         OWNED BY                     0 (See Item 5)
           EACH                  _____________________________________
         REPORTING               9.   SOLE DISPOSITIVE POWER
          PERSON                      0 (See Item 5)
           WITH                  _____________________________________
                                 10.  SHARED DISPOSITIVE POWER
                                      0 (See Item 5)
   -------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0 (See Item 5)
   -------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES
                           (X)
   -------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0% (See Item 5)
   -------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        IN
   -------------------------------------------------------------------


                                SCHEDULE 13D

   CUSIP No.02365B100                                    Page 14 of 28
   -------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Rodolfo Villela Marino
     -------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (x)
   -------------------------------------------------------------------
   3.   SEC USE ONLY

   ------------------------------------------------------------------
   4.   SOURCE OF FUNDS*

   -------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   -------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        Federative Republic of Brazil
   -------------------------------------------------------------------
                                 7.   SOLE VOTING POWER
         NUMBER OF                    0 (See Item 5)
          SHARES                 _____________________________________
       BENEFICIALLY              8.   SHARED VOTING POWER
         OWNED BY                     0 (See Item 5)
           EACH                  _____________________________________
         REPORTING               9.   SOLE DISPOSITIVE POWER
          PERSON                      0 (See Item 5)
           WITH                  _____________________________________
                                 10.  SHARED DISPOSITIVE POWER
                                      0 (See Item 5)
   -------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0 (See Item 5)
   -------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES
                           (X)
   -------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0% (See Item 5)
   -------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
             IN
   -------------------------------------------------------------------


                                SCHEDULE 13D

   CUSIP No.02365B100                                    Page 15 of 28
   -------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Alfredo Egydio Setubal
   -------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (x)
   -------------------------------------------------------------------
   3.   SEC USE ONLY

   -------------------------------------------------------------------
   4.   SOURCE OF FUNDS*

   -------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   -------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        Federative Republic of Brazil

   -------------------------------------------------------------------
                                 7.   SOLE VOTING POWER
         NUMBER OF                    0 (See Item 5)
          SHARES                 _____________________________________
       BENEFICIALLY              8.   SHARED VOTING POWER
         OWNED BY                     0 (See Item 5)
           EACH                  _____________________________________
         REPORTING               9.   SOLE DISPOSITIVE POWER
          PERSON                      0 (See Item 5)
           WITH                  _____________________________________
                                 10.  SHARED DISPOSITIVE POWER
                                      0 (See Item 5)
   -------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0 (See Item 5)
   -------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES
                           (X)
   -------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0% (See Item 5)
   -------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        IN
   -------------------------------------------------------------------


                                SCHEDULE 13D

   CUSIP No.02365B100                                    Page 16 of 28
   -------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
        Jose Luiz Egydio Setubal
     -------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (x)
   -------------------------------------------------------------------
   3.   SEC USE ONLY

   -------------------------------------------------------------------
   4.   SOURCE OF FUNDS*

   -------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   -------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        Federative Republic of Brazil
   -------------------------------------------------------------------
                                 7.   SOLE VOTING POWER
         NUMBER OF                    0 (See Item 5)
          SHARES                 _____________________________________
       BENEFICIALLY              8.   SHARED VOTING POWER
         OWNED BY                     0 (See Item 5)
           EACH                  _____________________________________
         REPORTING               9.   SOLE DISPOSITIVE POWER
          PERSON                      0 (See Item 5)
           WITH                  _____________________________________
                                 10.  SHARED DISPOSITIVE POWER
                                      0 (See Item 5)
   -------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0 (See Item 5)
   -------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES
                           (X)
   -------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0% (See Item 5)
   -------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        IN
   -------------------------------------------------------------------


                                SCHEDULE 13D

   CUSIP No.02365B100                                    Page 17 of 28
   -------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Maria Alice Setubal
     -------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (x)
   -------------------------------------------------------------------
   3.   SEC USE ONLY

   -------------------------------------------------------------------
   4.   SOURCE OF FUNDS*

   -------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   -------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        Federative Republic of Brazil
   -------------------------------------------------------------------
                                 7.   SOLE VOTING POWER
         NUMBER OF                    0 (See Item 5)
          SHARES                 _____________________________________
       BENEFICIALLY              8.   SHARED VOTING POWER
         OWNED BY                     0 (See Item 5)
           EACH                  _____________________________________
         REPORTING               9.   SOLE DISPOSITIVE POWER
          PERSON                      0 (See Item 5)
           WITH                  _____________________________________
                                 10.  SHARED DISPOSITIVE POWER
                                      0 (See Item 5)
   -------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0 (See Item 5)
   -------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES
                           (X)
   -------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0% (See Item 5)
   -------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        IN
   -------------------------------------------------------------------


                              SCHEDULE 13D

   CUSIP No.02365B100                                    Page 18 of 28
   -------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Olavo Egydio Setubal Junior
     -------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (x)
   -------------------------------------------------------------------
   3.   SEC USE ONLY

   -------------------------------------------------------------------
   4.   SOURCE OF FUNDS*

   -------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   -------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        Federative Republic of Brazil
   -------------------------------------------------------------------
                                 7.   SOLE VOTING POWER
         NUMBER OF                    0 (See Item 5)
          SHARES                 _____________________________________
       BENEFICIALLY              8.   SHARED VOTING POWER
         OWNED BY                     0 (See Item 5)
           EACH                  _____________________________________
         REPORTING               9.   SOLE DISPOSITIVE POWER
          PERSON                      0 (See Item 5)
           WITH                  _____________________________________
                                 10.  SHARED DISPOSITIVE POWER
                                      0 (See Item 5)
   -------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0 (See Item 5)
   -------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES
                           (X)
   -------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0% (See Item 5)
   -------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
             IN
   -------------------------------------------------------------------


                                SCHEDULE 13D

   CUSIP No.02365B100                                    Page 19 of 28
   -------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Paulo Setubal Neto
     -------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (x)
   -------------------------------------------------------------------
   3.   SEC USE ONLY

   -------------------------------------------------------------------
   4.   SOURCE OF FUNDS*

   -------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   -------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        Federative Republic of Brazil
   -------------------------------------------------------------------
                                 7.   SOLE VOTING POWER
         NUMBER OF                    0 (See Item 5)
          SHARES                 _____________________________________
       BENEFICIALLY              8.   SHARED VOTING POWER
         OWNED BY                     0 (See Item 5)
           EACH                  _____________________________________
         REPORTING               9.   SOLE DISPOSITIVE POWER
          PERSON                      0 (See Item 5)
           WITH                  _____________________________________
                                 10.  SHARED DISPOSITIVE POWER
                                      0 (See Item 5)

   -------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0 (See Item 5)
   -------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES
                           (X)
   -------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0% (See Item 5)
   -------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        IN
   -------------------------------------------------------------------


                                SCHEDULE 13D

   CUSIP No.02365B100                                    Page 20 of 28
   -------------------------------------------------------------------
   1.   NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Ricardo Egydio Setubal
     -------------------------------------------------------------------
   2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  (x)
   -------------------------------------------------------------------
   3.   SEC USE ONLY

   -------------------------------------------------------------------
   4.   SOURCE OF FUNDS*

   -------------------------------------------------------------------
   5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

   -------------------------------------------------------------------
   6.   CITIZENSHIP OR PLACE OF ORGANIZATION
        Federative Republic of Brazil
   -------------------------------------------------------------------
                                 7.   SOLE VOTING POWER
         NUMBER OF                    0 (See Item 5)
          SHARES                 _____________________________________
       BENEFICIALLY              8.   SHARED VOTING POWER
         OWNED BY                     0 (See Item 5)
           EACH                  _____________________________________
         REPORTING               9.   SOLE DISPOSITIVE POWER
          PERSON                      0 (See Item 5)
           WITH                  _____________________________________
                                 10.  SHARED DISPOSITIVE POWER
                                      0 (See Item 5)
   -------------------------------------------------------------------
   11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0 (See Item 5)

   -------------------------------------------------------------------
   12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES
                           (X)
   -------------------------------------------------------------------
   13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0% (See Item 5)
   -------------------------------------------------------------------
   14.  TYPE OF REPORTING PERSON
        IN
   -------------------------------------------------------------------





                                Schedule 13D

Item 1.     Security and Issuer.
            -------------------

               This statement on Schedule 13D (this "Schedule 13D") relates to shares of Class A Common Stock, par value $0.01 per share (the
"Shares"), of America Online Latin America, Inc., a Delaware corporation ("AOLA"). The principal executive offices of AOLA are located at 6600 N. Andrews Avenue, Suite 500, Fort Lauderdale, Florida 33309.

Item 2.     Identity and Background.
            -----------------------

               (a)-(c), (f). This Schedule 13D is being filed by Banco Itau, S.A., a Brazilian corporation (Sociedade Anonima) ("Itau"), Itau Bank, Ltd., a Cayman Limited Liability Company ("Itau Bank"), Itausa - Investimentos Itau, S.A., a Brazilian corporation (Sociedade Anonima) ("Itausa"), Companhia ESA, a Brazilian corporation (Sociedade Anonima) ("ESA"), and the shareholders of ESA, which include Eudoro Libanio Villela, Maria de Lourdes Egydio Villela, Maria de Lourdes Arruda Villela, Ricardo Villela Marino, Rodolfo Villela Marino, Roberto Egydio Setubal ("Mr. Setubal"), Olavo Egydio Setubal, Olavo Egydio Setubal Junior, Alfredo Egydio Arruda Villela Filho, Ana Lucia de Mattos Barretto Villela, Alfredo Egydio Setubal, Jose Luiz Egydio Setubal, Maria Alice Setubal, Paulo Setubal Neto and Ricardo Egydio Setubal (collectively, the "ESA Shareholders" and, collectively with Itau, Itau Bank, Itausa and ESA, each a "Reporting Person" and, collectively, the "Reporting Persons"). The Reporting Persons are filing this Schedule 13D jointly, pursuant to the Joint Filing Agreement described in Item 6.

               Itau Bank is a wholly-owned subsidiary of Itau. Approximately 77.83% of the issued and outstanding voting securities of Itau are owned, directly or indirectly, by Itausa. Approximately 59.73% of the issued and outstanding voting securities of Itausa are owned, directly or indirectly, by ESA and the ESA Shareholders, who are parties to a voting agreement that provides for such ESA or Itausa securities, as the case may be, to be voted as a block. Mr. Setubal is Director, President and Chief Executive Officer of Itau, Executive Vice President of Itausa and a shareholder of ESA.

               As of the date hereof, the names and business addresses and the present principal business or present principal employment or occupation of each of the Reporting Persons are set forth in Schedule I attached hereto and incorporated herein by reference. As of the date hereof, the present principal employment or occupation of each of the directors and executive officers of each of the Reporting Persons which are entities, are set forth in Schedule II attached hereto and incorporated herein by reference. All individual Reporting Persons, and each of the directors and executive officers of each of the Reporting Persons which are entities, are citizens of Brazil. Itau, Itausa and ESA are Brazilian corporations (Sociedades Anonimas). Itau Bank is a Cayman Limited Liability Company.

               (d) and (e). During the last five years, none of the Reporting Persons (or, to the best knowledge of the Reporting Persons, any of the directors or executive officers listed in Schedule II attached hereto) (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating such activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.        Source and Amount of Funds or Other Consideration.
               -------------------------------------------------

               The information set forth or incorporated by reference in
Item 5 is hereby incorporated by reference.

               On August 11, 2000, AOLA issued 23,775,000 Shares directly to Itau and 7,925,000 Shares directly to Itau Bank, at the same $8.00 per Share price at which Shares were issued by AOLA in its initial public offering ("IPO") consummated on August 11, 2000, in consideration of Itau agreeing to enter into a strategic alliance with AOLA. Itau and Itau Bank obtained the $190,200,000 and $63,400,000 used to purchase the 23,775,000 and 7,925,000 Shares, respectively, from Itau's working capital.
(Immediately after such purchases, AOLA made a payment to Itau in the same amount in consideration of the formation of the strategic alliance.) Pursuant to AOLA's 2000 Stock Plan, options to purchase 60,000 Shares at the IPO price of $8.00 per Share (the "Options") were granted to Mr. Setubal in consideration of his serving as a director of AOLA. (See Item 6.)

Item 4.        Purpose of Transaction.
               ----------------------

               The information set forth or incorporated by reference in Items 5 and 6 is hereby incorporated by reference.

               The Reporting Persons acquired the Shares for investment purposes. (See Item 6.) Itau and Itau Bank may enter into one or more repurchase or similar transactions with one or more financial institutions with respect to some or all of the 31,700,000 Shares held by Itau and Itau Bank, as contemplated in the Registration Rights Agreement (as defined below). (See Item 6.)

               Except as set forth above, the Reporting Persons have no present plans or intentions which would result in, or relate to, any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.        Interest in Securities of the Issuer.
               ------------------------------------

               The information set forth or incorporated by reference in Items 2 and 6 is hereby incorporated by reference.

               (a),(b), (c) As of the date hereof, Itau and Itau Bank are the beneficial owners of 23,775,000 Shares and 7,925,000 Shares, respectively, which they acquired on August 11, 2000, pursuant to the terms of a Regulation S Stock Subscription Agreement, dated as of June 12,
2000, by and among Itau, Banco Banerj, S.A. ("Banerj") and AOLA (the "Subscription Agreement"), and an Assignment Agreement (Contrato de Cessao de Direitos), dated as of August 8, 2000, by and among Itau, Banerj and Itau Bank (the "Assignment Agreement"). (See Item 6.) As of the date hereof, Mr. Setubal is the beneficial owner of the Options, which were granted to him on August 7, 2000 in his capacity as a director of AOLA. (See Item 6.) Such Shares collectively represent approximately 36.7% of the 86,428,124 issued and outstanding Shares as of August 11, 2000 (assuming the exercise of all issued and outstanding warrants and options to acquire Shares).(1) Assuming the conversion of all issued and outstanding shares of

--------
     (1) All percentage calculations included in this filing are based on the number of shares of Class A Common Stock or other AOLA securities outstanding on August 7, 2000, as represented by America Online Latin America, Inc. in Amendment No. 13 to its Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on August 7, 2000 (the "Effective Registration Statement").



capital stock convertible into, and the exercise of all issued and outstanding warrants and options to acquire, Shares, the 31,700,000 Shares beneficially owned by the Reporting Persons would represent approximately 11.1% of the 286,090,418 issued and outstanding Shares.

--------

               As the sole shareholder of Itau Bank, Itau may be deemed to have voting and dispositive power with respect to the 7,925,000 Shares beneficially owned by Itau Bank and may therefore be deemed to be the beneficial owner of such Shares. As the owner of 77.83% of the voting securities of Itau, Itausa may be deemed to have voting and dispositive power with respect to the 7,925,000 Shares beneficially owned by Itau Bank and the 31,700,000 Shares beneficially owned by Itau and may therefore be deemed to be the beneficial owners of such Shares. As the owners, directly and indirectly, of 59.73% of the voting securities of Itausa, ESA and the ESA Shareholders, collectively, may be deemed to have voting and dispositive power with respect to such 31,700,000 Shares and may therefore be deemed to be the beneficial owner of such Shares. In accordance with Rule 13d-5(b)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to the extent a "group" is deemed to exist among the Reporting Persons, each of the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(g) and 13(d) of the Exchange Act, of the 7,925,000 Shares beneficially owned by Itau Bank, the 23,775,000 Shares beneficially owned by Itau, and the Options beneficially owned by Mr. Setubal. The filing of this Schedule 13D, however, shall not be construed as an admission for the purposes of Sections 13(d) and 13(g) and Regulation 13D-G of the Exchange Act nor for any other purposes or under any other provision of the Exchange Act or the rules promulgated thereunder that Itau is the beneficial owner of the 7,925,000 Shares beneficially owned by Itau Bank, or that any of the other Reporting Persons (other than the respective direct owners) is the beneficial owner of any of the Shares beneficially owned by Itau, Itau Bank or Mr. Setubal.

               Itau and Banerj are parties to a Registration Rights and Stockholders' Agreement, dated as of August 11, 2000, with AOLA and, for certain limited purposes, America Online, Inc. ("AOL") and Riverview Media Corp. ("Riverview") (the "Registration Rights Agreement"). The Registration Rights Agreement is described under Item 6 of this Schedule 13D.

               Pursuant to Rule 13d-5(b)(1) promulgated under the Exchange Act, to the extent a "group" is deemed to exist by virtue of the Registration Rights Agreement, each of the Reporting Persons may be deemed to have beneficial ownership, for purposes of Sections 13(g) and 13(d) of the Exchange Act, of all of the equity securities of AOLA beneficially owned by AOL and Riverview. Accordingly, the Reporting Persons could be deemed to beneficially own, as reported in the Effective Registration Statement, an aggregate of 256,064,794 shares, or approximately 89.5% of the 286,090,418 issued and outstanding Shares (assuming the conversion of all issued and outstanding shares of capital stock convertible into, and the exercise of all issued and outstanding warrants and options to acquire, Shares). The Reporting Persons disclaim beneficial ownership of any such securities of AOLA owned directly or indirectly by AOL or Riverview.

               To the best knowledge of the Reporting Persons, except as set forth in this Schedule 13D, none of the persons listed in Schedule II hereto beneficially owns any Shares.

               (d)    Not applicable.

               (e)    Not applicable.

Item 6.        Contracts, Arrangements, Understandings or
               Relationships With Respect to Securities of the Issuer.
               ------------------------------------------------------

               The information set forth or incorporated by reference in Items 2 and 5 is hereby incorporated by reference.

               On June 12, 2000, Itau and Banerj entered into the
Subscription Agreement. On August 8, 2000, pursuant to the Assignment Agreement, Banerj assigned its rights and obligations under the Subscription Agreement to Itau Bank.

               On August 11, 2000, Itau and Banerj entered into the Registration Rights Agreement. Pursuant to the Registration Rights Agreement, among other things, AOLA appointed Mr. Setubal, Itau's designee, to its Board of Directors, and AOL and Riverview have agreed to vote their AOLA securities in favor of the election of Itau's nominee as a director of AOLA. Pursuant to the Registration Rights Agreement, and the Assignment Agreement, Itau and Itau Bank have agreed, subject to certain exceptions, not to dispose of any of their Shares for an initial period of one year from August 11, 2000, such Shares to thereafter be released from such restriction in such amounts and at such times as set forth in such Agreement.

                Pursuant to a letter agreement, dated as of August 6, 2000, from Mr. Setubal to Salomon Smith Barney, Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc. Cazenove & Co. and Prudential Securities Incorporated, as Representatives of the underwriters in the IPO (the "Underwriters"), Mr. Setubal has agreed not to dispose of his Options or any Shares for a period of 180 days from August 7, 2000, subject to certain exceptions (the "Setubal Letter Agreement"). Pursuant to a letter agreement, dated as of August 6, 2000, from Itau to the Underwriters, Itau has agreed not to dispose of its Shares for a period of 180 days from August 7, 2000, subject to certain exceptions (the "Itau Letter Agreement").

               Reference is made to the Joint Filing Agreement, dated as of August 21, 2000, by and among the Reporting Persons.

               The foregoing summary of certain provisions of the Subscription Agreement, the Assignment Agreement, the Registration Rights Agreement, the Setubal Letter Agreement, the Itau Letter Agreement and the Joint Filing Agreement is not intended to be complete and is qualified in its entirety by the complete text of such documents, which are included as Exhibits 1-6 to this Schedule 13D and are incorporated herein by reference.

               Except as set forth in this Schedule 13D, none of the Reporting Persons and (to the best of the Reporting Persons' knowledge) none of the persons named in Schedule II hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of AOLA, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.        Material to be Filed as Exhibits.
               --------------------------------

Exhibit 1. Joint Filing Agreement, dated as of August 22, 2000, by and among Banco Itau, S.A., Itau Bank, Ltd., Companhia ESA, Itausa - Investimentos Itau, S.A., Eudoro Libanio Villela, Maria de Lourdes Egydio Villela, Maria de Lourdes Arruda Villela, Ricardo Villela Marino, Rodolfo Villela Marino, Roberto Egydio Setubal, Olavo Egydio Setubal, Olavo Egydio Setubal Junior, Alfredo Egydio Arruda Villela Filho, Ana Lucia de Mattos Barretto Villela, Alfredo Egydio Setubal, Jose Luiz Egydio Setubal, Maria Alice Setubal, Paulo Setubal Neto and Ricardo Egydio Setubal.

Exhibit 2. Regulation S Stock Subscription Agreement, dated as of June 12, 2000, by and among Banco Itau, S.A., Banco Banerj, S.A. and America Online Latin America, Inc., incorporated hereto by reference to Exhibit 10.14 to Amendment No. 6 to AOLA's Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on June 16, 2000.

Exhibit 3. Assignment Agreement (Contrato de Cessao de Direitos), dated as of August 8, 2000, by and among Banco Itau, S.A., Banco Banerj, S.A. and Itau Bank, Ltd. and an English translation thereof.

Exhibit 4. Registration Rights and Stockholders' Agreement, dated as of August 11, 2000, by and among Banco Itau, S.A., Banco Banerj, S.A. and America Online Latin America, Inc., and, for certain limited purposes, America Online, Inc. and Riverview Media Corp., incorporated hereto by reference to Exhibit 10.15 to Amendment No. 6 to AOLA's Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on June 16, 2000.

Exhibit 5. Letter Agreement, dated as of August 6, 2000, from Roberto Egydio Setubal to Salomon Smith Barney, Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., Cazenove & Co. and Prudential Securities Incorporated, as Representatives of the Underwriters to America Online Latin America, Inc., in its initial public offering.

Exhibit 6. Letter Agreement, dated as of August 6, 2000, from Banco Itau, S.A. to Salomon Smith Barney, Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc., Cazenove & Co. and Prudential Securities Incorporated, as Representatives of the Underwriters to America Online Latin America, Inc., in its initial public offering.





                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          August 21, 2000
                                                          ---------------
                                                          Date


                             BANCO ITAU, S.A.

                             By:  /s/  Roberto Egydio Setubal
                                 ---------------------------------------------
                                 Name:  Roberto Egydio Setubal
                                 Title: President and Chief Executive Officer


                             By:  /s/  Henri Penchas
                                 ---------------------------------------------
                                 Name:  Henri Penchas
                                 Title: Senior Vice-President




                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          August 21, 2000
                                                          ---------------
                                                          Date


                             ITAU BANK, LTD.

                             By:  /s/  Roberto Egydio Setubal
                                 ---------------------------------------------
                                 Name:  Roberto Egydio Setubal
                                 Title:  Director


                             By:  /s/  Henri Penchas
                                 ---------------------------------------------
                                 Name:  Henri Penchas
                                 Title: Director



                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          August 21, 2000
                                                          ---------------
                                                          Date


                             ITAUSA - INVESTIMENTOS ITAU, S.A.

                             By:  /s/  Olavo Egydio Setubal
                                 ---------------------------------------
                                 Name:   Olavo Egydio Setubal
                                 Title:  President


                             By:  /s/  Henri Penchas
                                 ---------------------------------------------
                                 Name:  Henri Penchas
                                 Title: Executive Director



                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          August 21, 2000
                                                          ----------------
                                                          Date


                               COMPANHIA ESA

                             By:  /s/  Eudoro Libanio Villela
                                ----------------------------------------------
                                Name:  Eudoro Libanio Villela
                                Title: President


                             By:  /s/  Olavo Egydio Setubal
                                 ---------------------------------------
                                 Name:   Olavo Egydio Setubal
                                 Title:  Vice-President



                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          August 21, 2000
                                                          ----------------
                                                          Date


                             ROBERTO EGYDIO SETUBAL

                              /s/  Roberto Egydio Setubal
                             ---------------------------------------------





                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          August 21, 2000
                                                          ----------------
                                                          Date


                             OLAVO EGYDIO SETUBAL

                              /s/  Olavo Egydio Setubal
                             -------------------------------------------







                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          August 21, 2000
                                                          ----------------
                                                          Date


                             MARIA DE LOURDES EGYDIO VILLELA

                               /s/ Maria de Lourdes Egydio Villela
                             -------------------------------------------






                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          August 21, 2000
                                                          ----------------
                                                          Date


                               ALFREDO EGYDIO ARRUDA VILLELA FILHO

                               /s/ Alfredo Egydio Arruda Villela Filho
                             -------------------------------------------





                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          August 21, 2000
                                                          ----------------
                                                          Date


                             ANA LUCIA DE MATTOS BARRETTO VILLELA

                             /s/ Ana Lucia de Mattos Barretto Villela
                             -------------------------------------------





                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          August 21, 2000
                                                          ----------------
                                                          Date


                             EUDORO LIBANIO VILLELA

                                /s/  Eudoro Libanio Villela
                             --------------------------------------------






                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          August 21, 2000
                                                          ----------------
                                                          Date


                             MARIA DE LOURDES ARRUDA VILLELA

                                /s/  Maria de Lourdes Arruda Villela
                             --------------------------------------------






                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          August 21, 2000
                                                          ----------------
                                                          Date


                             RICARDO VILLELA MARINO

                                /s/  Ricardo Villela Marino
                             --------------------------------------------






                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          August 21, 2000
                                                          ----------------
                                                          Date


                             RODOLFO VILLELA MARINO

                                /s/  Rodolfo Villela Marino
                             --------------------------------------------






                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          August 21, 2000
                                                          ----------------
                                                          Date


                             ALFREDO EGYDIO SETUBAL

                                /s/  Alfredo Egydio Setubal
                             --------------------------------------------






                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          August 21, 2000
                                                          ----------------
                                                          Date


                             JOSE LUIZ EGYDIO SETUBAL

                                /s/  Jose Luiz Egydio Setubal
                             --------------------------------------------






                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          August 21, 2000
                                                          ----------------
                                                          Date


                             MARIA ALICE SETUBAL

                                /s/  Maria Alice Setubal
                             --------------------------------------------






                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          August 21, 2000
                                                          ----------------
                                                          Date


                             OLAVO EGYDIO SETUBAL JUNIOR

                                /s/  Olavo Egydio Setubal Junior
                             --------------------------------------------






                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          August 21, 2000
                                                          ----------------
                                                          Date


                             PAULO SETUBAL NETO

                                /s/  Paulo Setubal Neto
                             --------------------------------------------






                                 SIGNATURE


               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                          August 21, 2000
                                                          ----------------
                                                          Date


                              RICARDO EGYDIO SETUBAL

                                /s/  Ricardo Egydio Setubal
                              --------------------------------------------





                                          SCHEDULE I

                                      Present Principal
                                       Business or
                                      Present Principal
                                        Employment or
       Name                                Occupation            Principal Business Address
-------------------------------------------------------------------------------------------
Banco Itau, S.A.                      Financial                  Rua Boa Vista,176
                                      Institution                Sao Paulo-SP, Brazil
Itausa - Investimentos                Holding Company            Praca Alfredo Egydio de Souza
Itau, S.A.                                                       Aranha, 100
                                                                 Torre Itausa
                                                                 Sao Paulo-SP, Brazil
Companhia ESA                         Holding Company            Praca Alfredo Egydio de Souza
                                                                 Aranha, 100
                                                                 Torre Itausa
                                                                 Sao Paulo-SP, Brazil
Itau Bank, Ltd.                       Financial                  P.O. Box 10141 APO
                                      Institution                Ansbacher House, 3rd Floor
                                                                 20 Genesis Close
                                                                 George Town, Grand Cayman
                                                                 Cayman Islands B.W.I.
Eudoro Libanio Villela                Chairman of the Board,     Rua Boa Vista,176
                                      Itausa                     Sao Paulo-SP, Brazil
Maria de Lourdes Egydio               Director,                  Rua Boa Vista,176
Villela                               Itau                       Sao Paulo-SP, Brazil
Maria de Lourdes Arruda               Not Employed               Rua Boa Vista,176
Villela                                                          Sao Paulo-SP, Brazil
Ricardo Villela Marino                Engineering Student        Rua Boa Vista,176
                                                                 Sao Paulo-SP, Brazil
Rodolfo Villela Marino                Business Administration    Rua Boa Vista,176
                                      Student                    Sao Paulo-SP, Brazil
Roberto Egydio Setubal                Director and President     Rua Boa Vista,176
                                      and CEO, Itau              Sao Paulo-SP, Brazil
Olavo Egydio Setubal                  Director and President     Praca Alfredo Egydio de Souza
                                      and CEO, Itausa            Aranha, 100
                                                                 Torre Itausa
                                                                 Sao Paulo-SP, Brazil
Olavo Egydio Setubal                  Vice-President,            Praca Alfredo Egydio de Souza
Junior                                Itau Seguros S.A.          Aranha, 100
                                                                 Torre Itausa
                                                                 Sao Paulo-SP, Brazil
Alfredo Egydio Arruda                 Director, Itausa           Rua Sansao Alves dos Santos, 102 cong. 71
Villela Filho                                                    Sao Paulo-SP, Brazil
Ana Lucia de Mattos                   Director, Itau             Rua Sansao Alves dos Santos, 102 cong. 71
Barretto Villela                                                 Sao Paulo-SP, Brazil
Alfredo Egydio Setubal                Executive Vice-President,  Rua Boa Vista, 185
                                      Itau                       Sao Paulo-SP, Brazil
Jose Luiz Egydio Setubal              Managing Director,         Rua Dr. Jesuino Maciel, 345
                                      Itau Turismo Ltd.          Sao Paulo-SP, Brazil
Maria Alice Setubal                   Manager, Mass              Alameda Gabriel Monteiro da
                                      Administracao de           Silva, 2138
                                      Bens Ltda.                 Sao Paulo-SP, Brazil
Paulo Setubal Neto                    Director, Itausa           Av. Paulista, 1938
                                                                 Sao Paulo-SP, Brazil
Ricardo Egydio Setubal                Executive Vice-President,  Rua Santa Catarina, 1
                                      Itautec Philco S.A.        Sao Paulo-SP, Brazil

------------------------------------- -------------------------- --------------------------------------




                                         SCHEDULE II

                                Present
                           Principal Business          Present                 Principal Business
                           of Entities and             Principal                     Address
                          Positions of Directors      Employment
      Name                and Executive Officers     or Occupation
Banco Itau, S.A.            Financial                                            Rua Boa Vista,176
a Brazilian                 Institution                                          Sao Paulo, Brazil
Sociedade Anonima
Olavo Egydio                Chairman of the           Director and President     Praca Alfredo Egydio de
Setubal                     Board of                  and CEO, Itausa            Souza Aranha, 100
                            Directors                                            Torre Itausa
                                                                                 Sao Paulo-SP, Brazil
Eudoro Libanio              Vice-Chairman of          Chairman of the            Rua Boa Vista, 176
Villela                     the Board of              Board, Itausa              Sao Paulo-SP, Brazil
                            Directors
Jose Carlos                 Vice-Chairman of          Vice-Chairman of the       Pca. Alfredo Egydio de
Moraes Abreu                the Board of              Board and Director-        Souza Aranha, 100
                            Directors                 General, Itausa            Torre Itausa
                                                                                 Sao Paulo-SP, Brazil
Ana Lucia de Mattos         Director                  Director, Itau             Rua Sansao Alves
Barretto Villela                                                                 dos Santos, 102
                                                                                 cong. 71
                                                                                 Sao Paulo-SP, Brazil

Carlos da Camara            Director                  Director, Itau             Rua Boa Vista, 176
Pestana                                                                          Sao Paulo-SP, Brazil
Henri Penchas               Director and Senior       Director and Senior        Pca. Alfredo Egydio de
                            Vice-President            Vice-President, Itau       Souza Aranha, 100
                                                                                 Torre Conceicao
                                                                                 Sao Paulo-SP, Brazil
Jairo Cupertino             Director                  Director, Itau             Pca. Alfredo Egydio de
                                                                                 Souza Aranha, 100
                                                                                 Torre Itausa
                                                                                 Sao Paulo-SP, Brazil
Luiz Assumpcao              Director                  Director, Itau             Rua Boa Vista, 176
Queiroz Guimaraes                                                                Sao Paulo-SP, Brazil
Luiz de Moraes              Director                  Director, Itausa           Av. Paulista, 1938
Barros                                                                           Sao Paulo-SP, Brazil
Maria de Lourdes            Director                  Director, Itau             Rua Boa Vista,176
Egydio Villela                                                                   Sao Paulo-SP, Brazil
Mauricio Libanio            Director                  Director, Itau             Av. Presidente Antonio
Villela                                                                          Carlos, 615
                                                                                 Rio de Janeiro-RJ, Brazil
Roberto Egydio              Director and              Director and President     Rua Boa Vista, 176
Setubal                     President and CEO         and CEO, Itau              Sao Paulo-SP, Brazil
Sergio Silva de             Director and              Senior Vice-President,     Rua Boa Vista,176
Freitas                     Senior Vice-              Itau                       Sao Paulo-SP, Brazil
                            President
Alberto Dias de             Executive                 Executive Vice-President,  Rua Boa Vista, 176
Mattos Barretto             Vice-President            Itau                       Sao Paulo-SP, Brazil
Alfredo Egydio              Executive                 Executive Vice-President,  Rua Boa Vista, 185
Setubal                     Vice-President            Itau                       Sao Paulo-SP, Brazil
Antonio Jacinto             Executive                 Executive Vice-President,  Rua Boa Vista, 176
Matias                      Vice-President            Itau                       Sao Paulo-SP, Brazil
Humberto Fabio              Executive                 Executive Vice-President,  Rua Boa Vista, 176
Fischer Pinotti             Vice-President            Itau                       Sao Paulo-SP, Brazil
Milton Luis Ubach           Executive                 Executive Vice-President,  Rua Boa Vista, 176
Monteiro                    Vice-President            Itau                       Sao Paulo-SP, Brazil
Renato Roberto              Executive                 Executive Vice-President,  Av. do Estado, 5533
Cuoco                       Vice-President            Itau                       Sao Paulo-SP, Brazil
Luciano da Silva            Legal                     Legal Consultant, Itau     Pca. Alfredo Egydio de
Amaro                       Consultant                                           Souza Aranha, 100
                                                                                 Torre Conceicao
                                                                                 Sao Paulo-SP, Brazil
Antonio Carlos              Executive                 Executive Director, Itau   Rua Boa Vista, 185
Barbosa de                  Director                                             Sao Paulo-SP, Brazil
Oliveira
Joao Jaco                   Executive                 Executive Director, Itau   Rua Boa Vista, 176
Hazarabedian                Director                                             Sao Paulo-SP, Brazil
Luiz Christiano             Executive                 Executive Director, Itau   Pca. Alfredo Egydio de
de Lima Alves               Director                                             Souza Aranha, 100
                                                                                 Torre Alfredo Egydio
                                                                                 Sao Paulo-SP, Brazil
Rodolfo Henrique            Executive                 Executive Director, Itau   Rua Boa Vista, 176
Fischer                     Director                                             Sao Paulo-SP, Brazil
Ronald Anton de             Executive                 Executive Director, Itau   Rua Boa Vista, 176
Jongh                       Director                                             Sao Paulo-SP, Brazil
Ruy Villela                 Executive                 Executive Director, Itau   Rua Boa Vista, 176
Moraes Abreu                Director                                             Sao Paulo-SP, Brazil
Itausa -                    Holding Company                                      Praca Alfredo Egydio de
Investimentos                                                                    Souza Aranha, 100
Itau, S.A.,                                                                      Torre Itausa
a Brazilian                                                                      Sao Paulo-SP, Brazil
Sociedade Anonima
Olavo Egydio                Director and              Director and President     Praca Alfredo Egydio de
Setubal                     President and CEO         and CEO, Itausa            Souza Aranha, 100
                                                                                 Torre Itausa
                                                                                 Sao Paulo-SP, Brazil
Eudoro Libanio Villela      Chairman of the           Chairman of the Board,     Rua Boa Vista,176
                            Board of Directors        Itausa                     Sao Paulo-SP, Brazil
Jose Carlos                 Vice-Chairman of          Vice-Chairman of the       Pca. Alfredo Egydio de
Moraes Abreu                the Board of              Board and Director         Souza Aranha, 100
                            Directors and             -General, Itausa           Torre Itausa
                            Director-                                            Sao Paulo-SP, Brazil
                            General
Alfredo Egydio              Director                  Director, Itausa           Rua Sansao Alves dos
Arruda Villela                                                                   Santos, 102 cong. 71
Filho                                                                            Sao Paulo-SP, Brazil
Luiz de Moraes              Director                  Director, Itausa           Av. Paulista, 1938
Barros                                                                           Sao Paulo-SP, Brazil
Paulo Setubal Neto          Director                  Director, Itausa           Av. Paulista, 1938
                                                                                 Sao Paulo-SP, Brazil
Jairo Cupertino             Executive Vice-           Executive Vice-President,  Pca. Alfredo Egydio de
                            President                 Itausa                     Souza Aranha, 100
                                                                                 Torre Itausa
                                                                                 Sao Paulo-SP, Brazil
Roberto Egydio Setubal      Executive                 Director and President     Rua Boa Vista,176
                            Vice-President            and CEO, Itau              Sao Paulo-SP, Brazil

Henri Penchas               Executive Director        Director and Senior        Pca. Alfredo Egydio de
                                                      Vice-President, Itau       Souza Aranha, 100
                                                                                 Torre Conceicao
                                                                                 Sao Paulo-SP, Brazil
Luiz de Campos              Executive                 President, Itau            Pca. Alfredo Egydio de
Salles                      Director                  Seguros                    Souza Aranha, 100
                                                      S.A.                       Torre Itausa
                                                                                 Sao Paulo-SP, Brazil
Companhia ESA,              Holding Company                                      Praca Alfredo Egydio de
a Brazilian                                                                      Souza Aranha, 100
Sociedade Anonima                                                                Torre Itausa
                                                                                 Sao Paulo-SP, Brazil
Eudoro Libanio              Chairman of the           Chairman of the Board,     Rua Boa Vista, 176
Villela                     Board of                  Itausa                     Sao Paulo-SP, Brazil
                            Directors and
                            President and CEO
Olavo Egydio                Vice-Chairman of          Director and President     Praca Alfredo Egydio de
Setubal                     the Board of              and CEO, Itausa            Souza Aranha, 100
                            Directors and                                        Torre Itausa
                            Vice-President                                       Sao Paulo-SP, Brazil
Alfredo Egydio              Director and              Director, Itausa           Rua Sansao Alves dos
Arruda Villela              Officer                                              Santos, 102 cong. 71
Filho                                                                            Sao Paulo-SP, Brazil
Alberto Dias de             Director                  Executive Vice-President,  Rua Boa Vista, 176
Mattos Barretto                                       Itau                       Sao Paulo-SP, Brazil
Ana Lucia de                Director                  Director, Itau             Rua Sansao Alves dos
Mattos Barretto                                                                  Santos, 102 cong. 71
Villela                                                                          Sao Paulo-SP, Brazil
Jose Luiz Egydio            Director                  Managing Director, Itau    Rua Dr. Jesuino Maciel,
Setubal                                               Turismo                    345
                                                      Ltda.                      Sao Paulo-SP, Brazil
Maria Alice                 Director                  Manager, Mass              Alameda Gabriel Monteiro
Setubal                                               Administrac                da Silva, 2138
                                                      ao de Bens                 Sao Paulo-SP, Brazil
                                                      Ltda.
Maria de Lourdes            Director                  Not Employed               Rua Boa Vista, 176
Arruda Villela                                                                   Sao Paulo-SP, Brazil
Maria de Lourdes            Director                  Director, Itau             Rua Boa Vista, 176
Egydio Villela                                                                   Sao Paulo-SP, Brazil
Paulo Setubal               Director                  Director, Itausa           Av. Paulista, 1938
Neto                                                                             Sao Paulo-SP, Brazil
Roberto Egydio              Director                  Director and President     Rua Boa Vista, 176
Setubal                                               and CEO, Itau              Sao Paulo-SP, Brazil
Olavo Egydio                Director                  Vice-President, Itau       Praca Alfredo Egydio de
Setubal Junior                                        Seguros                    Souza Aranha, 100
                                                      S.A.                       Torre Itausa
                                                                                 Sao Paulo-SP, Brazil

Itau Bank, Ltd.,            Financial                                            P.O. Box 10141 APO
a Cayman Limited            Institution                                          Ansbacher House, 3rd Floor
Liability Company                                                                20 Genesis Close
                                                                                 George Town, Grand Cayman
                                                                                 Cayman Islands B.W.I.
Olavo Egydio                Director                  Director and President     Praca Alfredo Egydio de
Setubal                                               and CEO, Itausa            Souza Aranha, 100
                                                                                 Torre Itausa
                                                                                 Sao Paulo-SP, Brazil
Jose Carlos                 Director                  Vice-Chairman of the       Pca. Alfredo Egydio de
Moraes Abreu                                          Board, and Director-       Souza Aranha, 100
                                                      General, Itausa            Torre Itausa
                                                                                 Sao Paulo-SP, Brazil
Henri Penchas               Director                  Director and Senior        Pca. Alfredo Egydio de
                                                      Vice-President, Itau       Souza Aranha, 100
                                                                                 Torre Conceicao
                                                                                 Sao Paulo-SP, Brazil
Roberto Egydio              Director                  Director and President     Rua Boa Vista,176
Setubal                                               and CEO, Itau              Sao Paulo-SP, Brazil
Carlos Da Camara            Director                  Director and Senior Vice-  Rua Boa Vista, 176
Pestana                                               President, Itau            Sao Paulo-SP, Brazil
Sergio Silva De             Director                  Executive Vice-President,  Rua Boa Vista, 176
Freitas                                               Itau                       Sao Paulo-SP, Brazil
Alberto Dias De             Director                  Director, Itau             Rua Boa Vista, 176
Mattos Barretto                                                                  Sao Paulo-SP, Brazil
Fernando Antonio            Director                  Managing Director, Itau    Rua Boa Vista, 176
Neves Lima                                                                       Sao Paulo-SP, Brazil
Paulo Roberto               Director                  Senior Managing            Rua Boa Vista, 176
Soares                                                Director, Itau             Sao Paulo-SP, Brazil



                               EXHIBIT INDEX


Exhibit 1. Joint Filing Agreement, dated as of August 22, 2000, by and among Banco Itau, S.A., Itau Bank, Ltd., Companhia ESA, Itausa - Investimentos Itau, S.A., Eudoro Libanio Villela, Maria de Lourdes Egydio Villela, Maria de Lourdes Arruda Villela, Ricardo Villela Marino, Rodolfo Villela Marino, Roberto Egydio Setubal, Olavo Egydio Setubal, Olavo Egydio Setubal Junior, Alfredo Egydio Arruda Villela Filho, Ana Lucia de Mattos Barretto Villela, Alfredo Egydio Setubal, Jose Luiz Egydio Setubal, Maria Alice Setubal, Paulo Setubal Neto and Ricardo Egydio Setubal.

Exhibit 2. Regulation S Stock Subscription Agreement, dated as of June 12, 2000, by and among Banco Itau, S.A., Banco Banerj, S.A. and America Online Latin America, Inc., incorporated hereto by reference to Exhibit 10.14 to Amendment No. 6 to AOLA's Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on June 16, 2000.

Exhibit 3. Assignment Agreement (Contrato de Cessao de Direitos), dated as of August 8, 2000, by and among Banco Itau, S.A., Banco Banerj, S.A. and Itau Bank, Ltd. and an English translation thereof.

Exhibit 4. Registration Rights and Stockholders' Agreement, dated as of August 11, 2000, by and among Banco Itau, S.A., Banco Banerj, S.A. and America Online Latin America, Inc., and, for certain limited purposes, America Online, Inc. and Riverview Media Corp., incorporated hereto by reference to Exhibit 10.15 to Amendment No. 6 to AOLA's Form S-1 Registration Statement (File No. 333-95051), filed with the Securities and Exchange Commission on June 16, 2000.

Exhibit 5. Letter Agreement, dated as of August 6, 2000, from Roberto Egydio Setubal to Salomon Smith Barney, Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc. Cazenove & Co. and Prudential Securities Incorporated, as Representatives of the Underwriters to America Online Latin America, Inc., in its initial public offering.

Exhibit 6. Letter Agreement, dated as of August 6, 2000, from Banco Itau, S.A. to Salomon Smith Barney, Inc., Donaldson, Lufkin & Jenrette Securities Corporation, Lehman Brothers Inc. Cazenove & Co. and Prudential Securities Incorporated, as Representatives of the Underwriters to America Online Latin America, Inc., in its initial public offering.



Exhibit 1

                           JOINT FILING AGREEMENT

               The undersigned hereby agree, pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, to file a joint statement on Schedule 13D and amendments thereto pertaining to their beneficial ownership of shares of Class A Common Stock, par value $0.01 per share, of America Online Latin America, Inc.

               This agreement may be terminated for any reason by any party hereto immediately upon the personal delivery or facsimile transmission of notice to that effect to the other parties hereto.

               This agreement may be executed in counterparts and all so executed shall constitute the agreement.

Dated August 21, 2000
                        BANCO ITAU, S.A.

                        By:  /s/  Roberto Egydio Setubal
                            ---------------------------------------------
                            Name:  Roberto Egydio Setubal
                            Title: President and Chief Executive Officer


                        By:  /s/  Henri Penchas
                            ---------------------------------------------
                            Name:   Henri Penchas
                            Title:  Senior Vice-President


                        ITAU BANK, LTD.

                        By:  /s/  Roberto Egydio Setubal
                            ---------------------------------------------
                            Name:  Roberto Egydio Setubal
                            Title: Director


                        By:  /s/  Henri Penchas
                            ---------------------------------------------
                            Name:   Henri Penchas
                            Title:  Director


                        ITAUSA - INVESTIMENTOS ITAU, S.A.

                        By:  /s/  Olavo Egydio Setubal
                            ----------------------------------------------
                            Name:  Olavo Egydio Setubal
                            Title: President


                        By:  /s/  Henri Penchas
                            ---------------------------------------------
                            Name:   Henri Penchas
                            Title:  Executive Director


                        COMPANHIA ESA

                        By:  /s/  Eudoro Libanio Villela
                            ---------------------------------------------
                            Name:  Eudoro Libanio Villela
                            Title: President and Chief Executive Officer


                        By:  /s/  Olavo Egydio Setubal
                            ---------------------------------------
                            Name:  Olavo Egydio Setubal
                            Title: Vice-President


                        ROBERTO EGYDIO SETUBAL

                         /s/  Roberto Egydio Setubal
                        ---------------------------------------------


                        OLAVO EGYDIO SETUBAL

                         /s/  Olavo Egydio Setubal
                        -------------------------------------------


                        MARIA DE LOURDES EGYDIO VILLELA

                          /s/ Maria de Lourdes Egydio Villela
                        -------------------------------------------


                        ALFREDO EGYDIO ARRUDA VILLELA FILHO

                        -------------------------------------------
                          /s/ Alfredo Egydio Arruda Villela Filho


                        ANA LUCIA DE MATTOS BARRETTO VILLELA

                        -------------------------------------------
                          /s/ Ana Lucia de Mattos Barretto Villela


                        EUDORO LIBANIO VILLELA

                          /s/  Eudoro Libanio Villela
                        --------------------------------------------


                        MARIA DE LOURDES ARRUDA VILLELA

                           /s/  Maria de Lourdes Arruda Villela
                        --------------------------------------------


                        RICARDO VILLELA MARINO

                           /s/  Ricardo Villela Marino
                        --------------------------------------------


                        RODOLFO VILLELA MARINO

                           /s/  Rodolfo Villela Marino
                        --------------------------------------------


                        ALFREDO EGYDIO SETUBAL

                           /s/  Alfredo Egydio Setubal
                        --------------------------------------------


                        JOSE LUIZ EGYDIO SETUBAL

                           /s/  Jose Luiz Egydio Setubal
                        --------------------------------------------


                        MARIA ALICE SETUBAL

                           /s/  Maria Alice Setubal
                        --------------------------------------------


                        OLAVO EGYDIO SETUBAL JUNIOR

                           /s/  Olavo Egydio Setubal Junior
                        --------------------------------------------


                        PAULO SETUBAL NETO

                           /s/  Paulo Setubal Neto
                        --------------------------------------------


                        RICARDO EGYDIO SETUBAL

                           /s/  Ricardo Egydio Setubal
                        --------------------------------------------

WITNESS:

By:_______________________
Name:
Title:

WITNESS:

By:_______________________
Name:
Title:



Exhibit 3



                       CONTRATO DE CESSAO DE DIREITOS


Banco Itau S.A., com sede na Rua Boa Vista, 176, Sao Paulo, CNPJ
60.701.190/0001-04; Banco Banerj S.A., com sede na Rua da Alfandega, 28 - 9(o) andar, Rio de Janeiro, CNPJ 33.885.724/0001-19 (CEDENTES), e Itau Bank Ltd., Ansbacher House, 3rd Floor, 20 Genesis Close - P.O. Box 10141, Grand Cayman, Cayman Islands, B.W.I. (CESSIONARIO), contratam o que segue.

1. Em 12.06.2000, os CEDENTES celebraram com America Online Latin America, Inc. (CIA.) o contrato Regulation S Stock Subscription Agreement (CONTRATO), por meio do qual adquiriram o direito de subscrever 12% do capital social da CIA., na forma e pelo modo previstos no CONTRATO.

2. Nos termos da clausula 7.05 do CONTRATO, os CEDENTES cedem ao CESSIONARIO 1/4 (um quarto) dos seus direitos de subscricao objeto do CONTRATO.

      2.1. Os restantes 3/4(tres quartos) desses direitos serao exercidos integralmente pelo Banco Itau S.A., agindo por sua agencia em Cayman Islands.

3. Os CEDENTES declaram-se solidariamente responsaveis com o CESSIONARIO pelas obrigacoes decorrentes do CONTRATO.

Este instrumento e assinado em 5 (cinco) vias.

Sao Paulo, 08 de agosto de 2000


CEDENTES:
                 /s/ Ruy Villela Moraes Abreu  /s/ Roberto Egydio Setubal
                 --------------------------------------------------------------
                 Banco Itau S.A.

                 /s/ Humberto Fabio Fischer Pinotti /s/ Roberto Egydio Setubal
                 --------------------------------------------------------------
                 Banco Banerj S.A.

CESSIONARIO:
                 /s/ Alberto Dias de Mattos Barretto /s/ Roberto Egydio Setubal
                 --------------------------------------------------------------
                 Itau Bank Ltd.


TESTEMUNHAS:

------------------------------      ------------------------------



                     ASSIGNMENT AGREEMENT (TRANSLATION)

Banco Itau S.A., located at Rua Boa Vista, 176, Sao Paulo,
CNPJ 60.701.190/0001-04; and Banco Banerj S.A., located at Rua da
Alfandega, 28, 9th Floor, Rio de Janeiro, CNPJ 33.885.724/0001-19 (the "Assignors") and Itau Bank Ltd., Ansbacher House, 3rd Floor, 20 Genesis Close - P.O. Box 10141, Grand Cayman, Cayman Islands B.W.I. (the "Assignee") contract as follows:

1. On June 12, 2000, the Assignors entered into the Regulation S Stock Subscription Agreement (the "Agreement") with America Online Latin America, Inc. ("AOLA"), whereby they acquired the right to subscribe 12% of the capital stock of AOLA under the terms and conditions set forth in the Agreement.

2. Under the terms of Section 7.05 of the Agreement, the Assignors hereby assign to the Assignee 1/4 (one fourth) of their rights of subscription under the Agreement.

      2.1 The remaining 3/4 (three fourths) of such rights will be exercised by Banco Itau S.A.'s branch located in the Cayman Islands.

3. The Assignors and the Assignee both remain jointly and severally liable under the obligations set forth in the Agreement.

      This Assignment Agreement is executed in five (5) counterparts.


Sao Paulo, August 8, 2000


ASSIGNORS:       /s/ Ruy Villela Moraes Abreu  /s/ Roberto Egydio Setubal
                 -------------------------------------------------------------
                 Banco Itau S.A.


                 /s/ Humberto Fabio Fischer Pinotti /s/ Roberto Egydio Setubal
                 -------------------------------------------------------------
                 Banco Banerj S.A.



ASSIGNEE:        /s/ Alberto Dias de Mattos Barretto /s/ Roberto Egydio Setubal
                 --------------------------------------------------------------
                 Itau Bank Ltd.




WITNESSES:

----------------------------   -----------------------


Exhibit 5



                     America Online Latin America, Inc.
                      Public Offering of Common Stock

August   , 2000

Salomon Smith Barney Inc.
Donaldson, Lufkin & Jenrette Securities Corporation
Lehman Brothers Inc.
Cazenove & Co.
Prudential Securities Incorporated As Representatives of the several Underwriters, c/o Salomon Smith Barney Inc.
388 Greenwich Street
New York, New York 10013

Ladies and Gentlemen:

               This letter is being delivered to you in connection with the proposed Underwriting Agreement (the "Underwriting Agreement"), between America Online Latin America, Inc., a Delaware corporation (the "Company"), and each of you as representatives of a group of Underwriters named therein, relating to an underwritten public offering of Class A Common Stock, $.01 par value (the "Common Stock"), of the Company. Terms not otherwise defined herein shall have the meanings ascribed to them in the Registration Rights and Stockholders' Agreement amongst the Company, Banco Itau, S.A., a Brazilian Sociedade Anonima ("Itau") and Banco Banerj, S.A., a Brazilian Sociedade Anonima (the "Registration Rights and Stockholders' Agreement").

               In order to induce you and other Underwriters to enter into the Underwriting Agreement, the undersigned will not, without the prior written consent of Salomon Smith Barney Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, offer, sell, contract to sell, pledge or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any affiliate of the undersigned) directly or indirectly, including the filing (or participation in the filing) of a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any shares of capital stock of the Company or any securities convertible into, or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction, for a period of 180 days after the date of the Underwriting Agreement.

               It is agreed and understood that nothing in this Agreement shall prohibit the undersigned from (1) exercising any stock option granted as a direct or indirect result of any Company program, including, but not limited to, any form of "cashless" exercise generally available for such grants, provided that the net resulting shares from such exercise are not sold during the period in this Agreement; (2) transferring Company stock to the acquiring entity in the event the Company is consolidated with or acquired by another entity in a merger, tender offer or otherwise; (3) using any Company stock or stock options as collateral for a loan; (4) gifting any Company stock to family members or family trusts; and (5) transferring Company stock to any affiliates, as such term is defined in Rule 405 under the Securities Act of 1933, as amended, provided that in the case of transfers under clauses (3) through (5), such transferee executes this Agreement or an agreement substantially similar in form.

               It is also agreed and understood that nothing in this Agreement shall prohibit the undersigned or its affiliates from (1) transferring the Shares to Permitted Stockholders Affiliates or (2) entering into Repo transactions effected in accordance with the provisions of Section 10.1(f) in the Registration Rights and Stockholders' Agreement.

               If for any reason the Underwriting Agreement shall be terminated prior to the Closing Date (as defined in the Underwriting Agreement), the Agreement set forth above shall likewise be terminated.

                                            Yours very truly,


                                              /s/ Roberto Egydio Setubal
                                            --------------------------------
                                             Name: Roberto Egydio Setubal




Exhibit 6



                     America Online Latin America, Inc.
                      Public Offering of Common Stock

                                                                       , 2000

Salomon Smith Barney Inc.
Donaldson, Lufkin & Jenrette Securities Corporation
Lehman Brothers Inc.
Cazenove & Co.
Prudential Securities Incorporated As Representatives of the several Underwriters, c/o Salomon Smith Barney Inc.
388 Greenwich Street
New York, New York 10013

Ladies and Gentlemen:

               This letter is being delivered to you in connection with the proposed Underwriting Agreement (the "Underwriting Agreement"), between America Online Latin America, Inc., a Delaware corporation (the "Company"), and each of you as representatives of a group of Underwriters named therein, relating to an underwritten public offering of Class A Common Stock, $.01 par value (the "Common Stock"), of the Company. Terms not otherwise defined herein shall have the meanings ascribed to them in the Registration Rights and Stockholders Agreement amongst the Company, Banco Itau, S.A., a Brazilian Sociedade Anonima ("Itau") and Banco Banerj, S.A., a Brazilian Sociedade Anonima (the "Registration Rights and Stockholders Agreement").

               In order to induce you and other Underwriters to enter into the Underwriting Agreement, the undersigned will not, without the prior written consent of Salomon Smith Barney Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, offer, sell, contract to sell, pledge or otherwise dispose of, (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any affiliate of the undersigned) directly or indirectly, including the filing (or participation in the filing of) a registration statement with the Securities and Exchange Commission in respect of, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to, any shares of capital stock of the Company or any securities convertible into, or exercisable or exchangeable for such capital stock, or publicly announce an intention to effect any such transaction, for a period of 180 days after the date of the Underwriting Agreement, other than shares of Common Stock disposed of as bona fide gifts approved by Salomon Smith Barney Inc. and Donaldson, Lufkin & Jenrette Securities Corporation.

               It is agreed and understood that nothing in this agreement shall prohibit the undersigned or its affiliates from (1) transferring Common Stock to Permitted Stockholder Affiliates or (2) entering into Repo transactions effected in accordance with the provisions of Section 10.1(f) in the Registration Rights and Stockholders' Agreement.

               If for any reason the Underwriting Agreement shall be terminated prior to the Closing Date (as defined in the Underwriting Agreement), the agreement set forth above shall likewise be terminated.

                         Yours very truly,

                         BANCO ITAU, S.A.


                         By:  /s/ Antonio Carlos Genoveze  /s/ Marcelo Sanchez
                            --------------------------------------------------
                             Name:  Antonio Carlos Genoveze  Marcelo Sanchez
                             Address: